Exhibit 99.1

ParaZero Integrates its Safety Technology into Draganfly’s Commander 3XL Drones for Home Hospital Delivery and Emergency Response

Tel Aviv, Israel, April 25, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced a strategic collaboration with Draganfly Inc. (Nasdaq: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly”), an industry pioneer in commercial drone technology, integrating its advanced safety technology into Draganfly’s Commander 3XL drones. This enhancement is set to significantly boost the safety and reliability of UAVs in crucial applications and emergency operations. By incorporating ParaZero’s state-of-the-art safety technology into Draganfly’s Commander 3XL drones, the collaboration ensures enhanced safety for urban and wilderness operations.

The integration of Draganfly and ParaZero technology is enhancing safety for UAV operations in projects such as Mass General Brigham’s Home Hospital, one of the country’s leading home healthcare initiatives, and Squamish Search and Rescue, operating in one of the world’s busiest outdoor sporting and recreation regions. By incorporating ParaZero’s state-of-the-art safety technology into Draganfly’s Commander 3XL drones, the collaboration ensures enhanced safety for urban and wilderness operations.

Integrating advanced parachute systems with high-end UAV design significantly mitigates accident risks, enhancing the confidence and efficiency of UAV use in emergency medical deliveries and challenging search and rescue missions. The enhanced safety and reliability empower Squamish SAR for varied missions, from aerial searches to medical supply deliveries in hard-to-reach areas. This ensures safer, more effective operations that save lives and safeguard personnel.

“Draganfly’s impressive track record in the UAV industry and their commitment to innovation make them an ideal partner for ParaZero,” said Boaz Shetzer, CEO of ParaZero. “We believe that our shared vision for safer and more efficient UAV operations in emergency and medical response scenarios will undoubtedly lead to better outcomes in critical situations where time and safety are of the essence.”

“Working with ParaZero signifies our commitment to advancing UAV safety and operational capabilities,” said Cameron Chell, CEO of Draganfly. “As we expand what UAVs can achieve in critical missions, ensuring the highest safety standards is paramount. Our work together will help us provide emergency responders with a safer, more reliable aerial support tool.”

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its belief that its shared vision for safer and more efficient UAV operations in emergency and medical response scenarios will undoubtedly lead to better outcomes in critical situations where time and safety are of the essence. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com